						Exhibit 99(f)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges
	Twelve Months Ended
	December 31,					March 31,

	1999	2000	2001	2002	2003	2003

Fixed charges, as defined:
Total Interest	$147,982	$118,519	$138,018	$76,639	$64,620	$64,797
Interest applicable to rentals	3,871	5,753	4,458	3,250	3,793	3,476

Total fixed charges, as defined	$151,853	$124,272	$142,476	$79,889	$68,413	$68,273

Earnings as defined:
Net Income	$82,375	$93,745	$116,355	$103,352	$106,003	106,933
Add:
Provision for income taxes:
Total	53,851	81,263	43,761	76,177	75,845	76,733
Fixed charges as above	151,853	124,272	142,476	79,889	68,413	68,273

Total earnings, as defined	$288,079	$299,280	$302,592	$259,418	$250,261	$251,939

Ratio of earnings to fixed charges, as defined	1.90	2.41	2.12	3.25	3.66	3.69